SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 14, 2003

SCOTT'S LIQUID GOLD-INC.
(Exact name of Registrant as specified in its charter)

Colorado	**0-12343**	**84-0920811**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4880 Havana Street, Denver, CO 80239
(Address of principal executive offices) (Zip Code)
Registrant's telephone number: (303) 373-4860

Total pages: 6
Exhibit index at: 3

Item 7.   Financial Statements and Exhibits.

(c)   Exhibits.
The following exhibit accompanies this Report:

Exhibit No.	Document
99	Press Release dated May 14, 2003 concerning results of operations.

Item 9.   Regulation FD Disclosure.

The information in this Item is being provided under Item 12 of this
Current Report on Form 8-K.

On May 14, 2003, Scott's Liquid Gold-Inc. announced in a press
release its operating results for the first quarter of 2003.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the
undersigned hereunto duly authorized.

                              SCOTT'S LIQUID GOLD-INC.
                              (Registrant)

                              /s/ Jeffry B. Johnson
Date: May 14, 2003   By: Jeffry B. Johnson
                              Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit
Number   **Document**
   99   Press Release dated May 14, 2003 concerning results of operations.

EXHIBIT 99

For Immediate Release

SCOTT'S LIQUID GOLD-INC.
ANNOUNCES FIRST QUARTER OPERATING RESULTS

DENVER, Colorado (May 14, 2003) -- Scott's Liquid Gold-Inc. (OTC BB: "SLGD"),
which develops, manufactures and markets household and skin care products, today
announced its operating results for the first quarter of 2003.

For the three months ended March 31, 2003, net sales were $5,735,700 compared
with net sales of $4,912,400 in the first quarter of the previous year. The
Company reported a net loss of $416,300 or ($0.04) per share, in the most recent
quarter, versus a net loss of $362,800, or ($0.04) per share, in the three
months ended March 31, 2002.

"While we are disappointed to report an unprofitable first quarter," commented
Mark E. Goldstein, Chairman and Chief Executive Officer of Scott's Liquid Gold-
Inc., "the Company did reduce its loss from operations from $798,100 in the
first quarter of 2002 to a loss from operations of $375,700 for the first
quarter of 2003, while spending an additional $376,000 on advertising in the
first quarter this year versus last year, and we experienced an overall increase
in sales from the previous year's quarter. The increase in sales results from
an increase in sales of Montagne Jeunesse sachets which more than offset
declines in the sales of our other products."

Scott's Liquid Gold-Inc. develops, manufactures and markets high quality
household and consumer products, including Scott's Liquid Gold wood cleaners/
preservatives, Touch of Scent air fresheners, Alpha Hydrox skin care products,
and Neoteric Diabetic Skin Care products. Scott's Liquid Gold-Inc. also
distributes skin care sachets of Montagne Jeunesse. The Company is
headquartered in Denver, Colorado, and its common stock trades on the OTC
Bulletin Board under the symbol "SLGD".

Additional information on Scott's Liquid Gold-Inc. and its products can be
accessed on the World Wide Web: www.scottsliquidgold.com, www.alphahydrox.com,
www.touchofscent.com, and www.neotericdiabetic.com.

*This press release may contain "forward-looking" statements within the meaning
of U.S. federal securities laws. These statements are made pursuant to the safe
harbor provisions of the Private Securities Litigation Reform Act of 1995.
Forward-looking statements and the Company's performance inherently involve
risks and uncertainties that could cause actual results to differ from such
forward-looking statements. Factors that would cause or contribute to such
differences include, but are not limited to, continued acceptance of the
Company's products in the marketplace; acceptance in the marketplace of the
Company's new product lines; competitive factors; continuation of the Company's
distributorship agreement with Montagne Jeunesse; the need for effective
advertising of the Company's products; limited resources available for such
advertising; new product introductions by others; technological changes;
dependence upon third-party vendors and upon sales to major customers; changes
in the regulation of the Company's products, including applicable environmental
regulations; adverse developments in pending litigation; the loss of any*
executive officer; and other risks discussed in this release and in the

Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For further information, please contact:
Jeffry B. Johnson at (303) 373-4860

SCOTT'S LIQUID GOLD-INC.
& Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

| | Quarter ended March 31, | |
	2003	2002
	(Unaudited)	(Unaudited)
Net sales	$ 5,735,700	$ 4,912,400
Operating costs and expenses:		
Cost of sales	2,858,000	2,774,200
Advertising	809,000	433,100
Selling	1,420,400	1,239,700
General and administrative	1,024,000	1,263,500
	6,111,400	5,710,500
Loss from operations	(375,700)	(798,100)
Interest income	16,300	20,800
Interest expense	(56,900)	(68,500)
	(416,300)	(845,800)
Income tax expense (benefit)	-	(483,000)
Net loss	$ (416,300)	$ (362,800)
Loss per common share:		
Basic	$ (0.04)	$ (0.04)
Diluted	$ (0.04)	$ (0.04)
Weighted average shares outstanding:		
Basic	10,153,100	10,153,100
Diluted	10,153,100	10,153,100